

Mbye Njie · 3rd

CEO of Legal Equalizer, INC

Atlanta, Georgia, United States · Contact info

500+ connections

Legal Equalizer®

Davidson College

Experience

CEO
Legal Equalizer®
May 2015 - Present · 6 yrs 10 mos
Atlanta, GA

Legal Equalizer is a privately owned start-up that features a multi-faceted app aimed at promoting positive police encounters through a more legally informed citizenry. The majority of the public does not know the extent of their legal rights or are misinformed on what their rights truly are. Ambiguity, uncertainty, and misinforn ...see more

Stopped by the Police? Don't Worry, There's an App For That
A new app has been created to educate citizens of their rights so that they are better equipped in governing themselves during interactions with law enforcement. Developed by Mbye Njie, a native of Gambia now residing in the metro Atlanta area, the concept behind the "Legal Equalizer" app spark...

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